

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-Mail
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey Via Italia Punta Paitilla
Ciudad de Panama, PANAMA

     Re: Boomer Ventures, Inc.
              Amendment No. 7 to Registration Statement on Form S-1
              Filed September 24, 2014
              File No. 333-183938

Dear Ms. Tristan:

We have reviewed the above-referenced filing and associated correspondence. Where we
reference prior comments, we are referring to our letter dated July 10, 2014.

General

1.   You have not included your auditors' consent as an exhibit to your filing. Please note
that a new consent letter is required prior to the effectiveness of a registration statement if
an extended period of time passes since the last filing.

Risk Factors

"Our plans are dependent upon key individuals…," page 8

2.   Section 5 of the subscription agreement provides that claims against the company shall be
settled by arbitration. Yet we are unable to locate disclosure of the nature and effect of
the arbitration provision in the prospectus. Ensure that this arrangement is prominently
described in the risk factors section. Discuss the potential adverse consequences of the
arbitration clause on investors, as well as any material uncertainty regarding the
enforceability of that agreement.

3.   Your response to prior comment 8 provides additional background into Ms. Tristan's
work experience, yet your response does not state clearly whether Ms. Tristan has any
prior experience directly supervising software development. Accordingly, expand your
risk factor disclosures to discuss any lack of such experience, and any expenses
associated with retaining consultants to supervise technical aspects of the software
development.

Business

Deep Search Engines, page 32

4.   You state that "currently, there is no competition or awareness in the deep search engine field as the standard search engines are not exploring the deep Web." Your disclosure fails to address the challenges associated with successfully deploying deep web search services and the historical experience of your competitors in this regard. A concise description of the technical challenges associated with developing such search capabilities appears necessary to provide meaningful insight to investors into your proposed business and the challenges that will be presented in the pursuit of your intended business. Please revise your disclosure accordingly.

Financial Statements

Balance Sheet as of July 31, 2014, page F-20

5.   The audit report from David Hillary, Jr., CPA, states that they have audited your financial statements as of July 31, 2014, yet the corresponding balance sheet is described as unaudited. Please advise.

Exhibits, page 86

Exhibit 99.1, Subscription Agreement

6.   Your subscription agreement states that the subscribed securities are being offered in reliance on an exemption from registration of the Securities Act of 1933. You also reference a legend being placed on the securities, and restrictions on resale of the securities. Such provisions appear inconsistent with the transaction under review. Please advise.

If you have any questions regarding this letter, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853. If you thereafter require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal